VIA EDGAR                                                                                                                                                                                                                       April 25, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Capall Stables, Inc.
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185664

On behalf of Capall Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated April 24, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 Executive Compensation, page 36

1. Please revise the summary compensation table to include the $32,000 worth of common stock awarded to Mr. Wade on October 10, 2012 for services rendered.

Revised accordingly.

 Report of Independent Registered Public Accounting Firm, page F-2

2. The accountant’s report should be updated to make reference to the restatement described in Note 6. The accountant’s consent should be similarly updated.

Revised accordingly.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capall Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President